UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65665/ November 2, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14568

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In the Matter of	:	
	:	
MAS ACQUISITION XX CORP.,	:	ORDER MAKING FIND-
NATIONAL HEALTHCARE FINANCIAL	:	INGS AND REVOKING
SERVICES, INC.	:	REGISTRATIONS BY
NEUROMEDICAL TECHNOLOGIES, INC., and	:	DEFAULT
NOTE BANKERS OF AMERICA, INC.	:	
(N/K/A FACIT GROUP HOLDINGS, INC.)	:	
	:	

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On September 27, 2011, the Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleged that Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters. Respondents were all served with the OIP by October 1, 2011, which required an Answer within ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b).

All Respondents are in default because they did not file an Answer, participate in the telephonic prehearing conference on October 27, 2011, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the following allegations in the OIP to be true:

MAS Acquisition XX Corp. (MAS Acquisition), Central Index Key (CIK) No. 1093990, is a dissolved Indiana corporation located in Evansville, Indiana, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). MAS Acquisition is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 1999, which reported a net loss of $5 for the prior three months.

National Healthcare Financial Services, Inc. (National Healthcare), CIK No. 1159061, is a dissolved Florida corporation located in Pompano Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). National Healthcare is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2003, which reported a net loss of over $20,000 for the prior three months.

Neuromedical Technologies, Inc. (Neuromedical Technologies), CIK No. 845605, is a void Delaware corporation located in Herndon, Virginia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Neuromedical Technologies is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1993, which reported a net loss of over $909,000 for the prior six months.

Note Bankers of America, Inc. (n/k/a Facit Group Holdings, Inc.) (Note Bankers), CIK No. 707452, is a Texas corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Note Bankers is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1998, which reported a net loss of $934 for the prior three months.

Section 13(a) of the Exchange Act and the Exchange Act rules require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rules 13a-1 and 13a-13, respectively, require issuers to file annual reports and domestic issuers to file quarterly reports. Based on the facts and law set forth above, these Respondents failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13.

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or Exchange Act rules. I conclude on these facts that revocation of the registration of each class of the registered securities of MAS Acquisition, National Healthcare, Neuromedical Technologies, and Note Bankers is both necessary and appropriate.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of MAS Acquisition XX Corp., National Healthcare Financial Services, Inc., Neuromedical Technologies, Inc., and Note Bankers of America, Inc. (n/k/a Facit Group Holdings, Inc.), is hereby REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge